Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE May 23, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on May 23, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announces that its Waterberg platinum, palladium and gold discovery has been expanded further along strike and up dip. The newly discovered multiple layers of higher grade mineralization have now been intersected at depths as shallow as 122 to 140 meters from surface. The latest results, including 34 additional layer intercepts (detailed below), extend the known strike length a further 500 metres to the northeast. The layers have now been identified for 1.7 kilometers of strike length and 1.4 kilometers down dip and remain open for expansion. These latest results combined with earlier assays confirm the characteristics of the mineralization and the shallow dip of the layers to the west.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:MKT) (“Platinum Group” or the “Company”) announces that its Waterberg platinum, palladium and gold discovery has been expanded further along strike and up dip. The newly discovered multiple layers of higher grade mineralization have now been intersected at depths as shallow as 122 to 140 meters from surface. The latest results, including 34 additional layer intercepts (detailed below), extend the known strike length a further 500 metres to the northeast. The layers have now been identified for 1.7 kilometers of strike length and 1.4 kilometers down dip and remain open for expansion. These latest results combined with earlier assays confirm the characteristics of the mineralization and the shallow dip of the layers to the west.

Significant intercepts in this release include holes WB012D0, WB013D0 and WB016D0 which highlight high grade-thickness as well as the shallowest and the most northern intercepts to date on the T2 Zone.

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Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t,3E	Pt g/t	Pd g/t	Au g/t
WB012D0	322.00	329.00	T2	7.00	6.32	1.59	3.57	1.15
WB013D0	144.00	147.50	T2	3.50	4.82	1.58	2.35	0.90
WB016D0	328.75	331.50	T2	2.75	3.06	1.00	1.34	0.72

The F mineralized layer is also returning significant values in grade thickness including the following intercept.

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t,3E	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB013D0	663.00	679.00	F	16.00	6.41	2.07	4.04	0.30	-	-

The F mineralized layer is located near the bottom of the Bushveld Complex and has metal ratios similar to the Platreef to the south.

All of the mineralized layers, including the F layer are open up and down dip and along strike for expansion. True widths are estimated to be approximately 90% of the drilled intercept lengths. Additional assays are expected shortly and step out drilling is ongoing.

The project is 49.9% owned by Platinum Group Metals. Japanese state exploration company JOGMEC is a 37% joint venture partner and the balance is held by a South African empowerment company.

These results confirm the extraordinary results at Waterberg previously announced by the Company from November 2011 to early May 2012. The grade-thickness composition of the metals contained in the T and F zones, if confirmed as resources, are highly competitive when compared to conventional South African Platinum mines, where two layers of 1.0 to 1.5 meters of thickness are mined at grades of 2.5 to 6.0 grams per tonne of combined platinum, palladium, rhodium and gold.

Drilling is continuing with 8 rigs on a 250 meter by 250 meter grid with some larger scale step outs also in progress up to 1.0 km further along strike.

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Detailed Drill Results

Summary of Results for all Boreholes Reported to Date

Zone	Average Thickness	Average Grade	Number of Intercepts
	meters	3Eg/t
T0	2.13	1.69	16
T1	3.40	2.68	15
T2	3.91	4.26	19
T3	2.15	2.68	18
F	16.29	3.08	7

New drilling intercepts for the mineralized zones as detailed in this news release only:

(Copper, Nickel values not noted are pending)

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	576	578	T0	2.00	1.22	0.51	0.57	0.14	0.04	0.05
WB005AD3	576	579	T0	3.00	1.62	0.45	1.00	0.17	-	-
WB009D2	295	297	T0	2.00	1.55	0.55	0.94	0.07	-	-
WB009D3	295	296	T0	1.00	0.46	0.18	0.25	0.03	-	-
WB010D0	198	199	T0	1.00	2.00	0.65	1.02	0.33	0.09	0.08
WB012D0	184	186	T0	2.00	2.29	0.52	1.49	0.29	0.05	0.03
WB013D0	122	123	T0	1.00	0.90	0.35	0.54	0.01	-	-
WB016D0	315	316	T0	1.00	1.42	0.76	0.62	0.04	-	-

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Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	593	594	T1	1.00	0.17	0.07	0.09	0.01	0.01	0.03
WB005AD3	592.95	593.75	T1	0.80	0.18	0.10	0.07	0.02	-	-
WB009D2	307	309	T1	2.00	5.06	1.79	2.46	0.81	-	-
WB009D3	306	313	T1	7.00	2.23	0.77	1.15	0.31	-	-
WB010D0	202	203	T1	1.00	1.72	0.54	0.84	0.34	0.06	0.06
WB012D0	228.00	231.25	T1	3.25	2.00	0.71	0.96	0.34	0.30	0.10
WB013D0	134	138	T1	4.00	1.13	0.35	0.49	0.29	-	-
WB016D0	320	322	T1	2.00	3.25	0.94	2.12	0.19	-	-

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	604.50	608.25	T2	3.75	4.88	1.32	2.10	1.45	0.39	0.13
WB005AD3	603.50	609.25	T2	5.75	3.26	0.87	1.10	1.29	-	-
WB009D2	355.25	358.50	T2	3.25	2.89	1.13	0.73	1.04	-	-
WB009D3	355.5	358.25	T2	2.75	6.33	2.90	1.87	1.55	-	-
WB012D0	322	329	T2	7.00	6.32	1.59	3.57	1.15	-	-
WB013D0	144	147.5	T2	3.50	4.82	1.58	2.35	0.90	-	-
WB016D0	328.75	331.5	T2	2.75	3.06	1.00	1.34	0.72	-	-

Hole Number	From m	To m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD2	620.75	624.25	T3	3.50	0.79	0.27	0.31	0.22	0.10	0.04
WB005AD3	624.50	627.75	T3	3.25	3.65	1.05	1.27	1.33	-	-
WB009D2	361	362	T3	1.00	0.78	0.28	0.16	0.34	-	-
WB012D0	348.50	353.00	T3	4.50	4.73	0.75	2.15	1.83	-	-
WB013D0	185	187	T3	2.00	2.51	0.67	0.47	1.37	-	-
WB016D0	350	351	T3	1.00	3.22	0.73	2.46	0.03	-	-

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Hole Number	From m	TO m	Zone	Interval m	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD1	970	997	F	27.00	2.91	1.00	1.81	0.09	0.02	0.13
WB010D0	604	612	F	8.00	1.83	0.60	1.19	0.05	0.01	0.07
WB010D1	605	616	F	11.00	2.62	0.82	1.71	0.09	-	-
WB012D0	716	734	F	18.00	3.89	1.29	2.43	0.17	-	-
WB013D0	663	679	F	16.00	6.41	2.07	4.04	0.30	-	-

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones, P.Eng. He is non-independent, is the Company CEO and is a significant shareholder. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa. QAQC procedures include blanks, standards and chain of custody processes and previously reported.

Set Point Laboratories is used for the analysing of the drill core samples. Set Point Laboratories is a division of the Setpoint Group and is an ISO 17025 accredited laboratory as well as SANAS accredited testing Laboratory. Set Point uses fire assay and ICP technique and is accredited to analysis between 0.01 to 55ppm for gold, platinum and palladium.

The QAQC samples were alternated after every fifth field sample. The standards were within two standard deviations of the certified mean value for Pt and Pd.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd is building the 7 million ounce resource, WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

ITEM 7.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

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ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

May 23, 2012

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